

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester MI4 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

6 August 2002



02049188

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
AUG 0 8 2002
155

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6 August 2002, the Company filed with the London Stock Exchange an announcement of MyTravel Group plc Trading In Line With Expectations.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL



88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

Company Number 742748

Company Name in full MyTravel Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	0 6	0 8	2 0 0 2			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	7,279		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£1.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

RECEIVED
AUG 0 8 2002
155

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Airtours Quest Trustee Limited	Class of shares allotted	Number allotted
	£0.10 ORDINARY	7,279
Address Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England		
UK postcode M14 7QU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form | 0 |

Signed _Gregory J. Mehl_

Date _6/8/2002_

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester, Tel 0161 232 6586